

**To the Holders of:**
Structured Asset Trust Unit Repackagings (Saturns)
J.C. Penney Company, Inc. Debenture Backed
Series 2007-1
CUSIP NO. 80412E202
CUSIP NO. 80412EAA1

Distribution Date March 1, 2013

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

| Beginning Principal/Unit Amount | Principal Payment | Ending Principal/Unit Amount | Fixed Rate | Accrual Days | Day Count | Fixed Interest Amount Due | Aggregate Interest Due and Unpaid | Total Distribution |
|---|---|---|---|---|---|---|---|---|
| $54,500,000.00 | $0.00 | $54,500,000.00 | 7.00000% | 180 | 30/360 | $1,907,500.00 | $0.00 | $1,907,500.00 |
| $3,690,000.00 | $0.00 | $3,690,000.00 | 47.771 Rate per Unit | n/a | 30/360 | $164,813.00 | $0.00 | $164,813.00 |

| **Additional Information** | |
|---|---|
| Trustee Fees | $2,000.00 |
| Expense Account Deposit | $3,499.50 |

| **Underlying Security** PENNEY J C INC DEB 7.625% 3/01/97 708160BL9 | |
|---|---|
| Payment Dates | March/September |
| Current Principal Balance | $54,500,000.00 |
| Annual Coupon Rate (Fixed) | 7.62500% |
| Interest Payment Received | $2,077,812.50 |

| | Original Ratings | | Current Ratings | | | |
|---|---|---|---|---|---|---|
| CUSIP | Moody's | S & P | Moody's | Date | S & P | Date |
| 80412E202 | Baa3 | BBB- | Caa1 | 26-Nov-12 | B- | 19-Nov-12 |
| 80412EAA1 | Baa3 | BBB- | n/a | n/a | B- | 19-Nov-12 |
| Underlying Security | Baa3 | BBB- | Caa1 | 20-Nov-12 | B- | 9-Nov-12 |

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
It is included for the convenience of the Holders.